

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2025

James Mabry IV
Chief Financial Officer
Renasant Corporation
209 Troy Street
Tupelo, Mississippi 38804

>**Re: Renasant Corporation**
>**Form 10-K for Fiscal Year Ended December 31, 2024**
>**File No. 001-13253**

Dear James Mabry IV:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance